SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  ------------


                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                 AMENDMENT NO. 1


                       MEDIACOM COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   58446K 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            |_| Rule 13d-1(b)
            |_| Rule 13d-1(c)
            |X| Rule 13d-1(d)

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  CUSIP NO. 58446K105                  13G                   PAGE 2 of 7 PAGES
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  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Rocco B. Commisso
--------------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------

  3     SEC USE ONLY


--------------------------------------------------------------------------------

  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

--------------------------------------------------------------------------------
   NUMBER OF     5  SOLE VOTING POWER     63,854 - Class A (one vote per share)

    SHARES                            37,491,882 - Class B (ten votes per share)
                -------------------------------------------------------------
 BENEFICIALLY
                6  SHARED VOTING POWER             0
  OWNED BY
                ------------------------------------------------------------
EACH REPORTING
                7  SOLE DISPOSITIVE POWER        63,854 - Class A
 PERSON WITH
                                             35,968,577 - Class B
                -----------------------------------------------------------

                8  SHARED DISPOSITIVE POWER        0

--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            63,854 - Class A
        37,491,882 - Class B
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*   |_|

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        80.6% of aggregate voting power

--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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  CUSIP NO. 58446K105                  13G                   PAGE 3 of 7 PAGES
--------------------------------------------------------------------------------

ITEM 1(a).           NAME OF ISSUER:

                    Mediacom Communications Corporation
                    ------------------------------------------------------------

ITEM 1(b).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    100 Crystal Run Road, Middletown, NY 10941
                    ------------------------------------------------------------

ITEM 2(a).          NAME OF PERSON FILING:

                    Rocco B. Commisso
                    ------------------------------------------------------------

ITEM 2(b).          ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    100 Crystal Run Road, Middletown, NY 10941

                    ------------------------------------------------------------

ITEM 2(c).          CITIZENSHIP:

                    USA

                    ------------------------------------------------------------

ITEM 2(d).          TITLE OF CLASS OF SECURITIES:

                    Class A Common Stock

                    ------------------------------------------------------------

ITEM 2(e).          CUSIP NUMBER:

                    58446K 10 5
                    ------------------------------------------------------------

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  CUSIP NO. 58446K105                  13G                   PAGE 4 of 7 PAGES
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ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
          (c), CHECK WHETHER THE PERSON FILING IS a:

          (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.

          (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

          (d)  |_|  Investment   company  registered  under  Section  8  of  the
               Investment Company Act.

          (e)  |_|   An   investment    adviser   in   accordance    with   Rule
               13d-1(b)(1)(ii)(E);

          (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

          (h) |_| A savings association as defined in Section 3(b) of Federal Deposit Insurance Act;

          (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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  CUSIP NO. 58446K105                  13G                   PAGE 5 of 7 PAGES
--------------------------------------------------------------------------------

ITEM 4.           OWNERSHIP.

        (a)       Amount beneficially owned:

                  63,854 - Class A*, 37,491,882 - Class B**
                  --------------------------------------------------------------------------------------

        (b)       Percent of class:

                  80.6% of aggregate voting power
                  --------------------------------------------------------------------------------------

        (c)       Number of shares as to which such person has:

        (i)       Sole power to vote or to direct the vote   63,854 - CLASS A*, 37,491,882 - CLASS B**
                                                           ---------------------------------------------
        (ii)      Shared power to vote or to direct the vote   0
                                                             -------------------------------------------
        (iii)     Sole power to dispose or to direct the disposition of   63,854 - CLASS A*,
                                                                        --------------------------------
                  35,968,577 - CLASS B***                                                                          ,
                  --------------------------------------------------------------------------------------

        (iv)      Shared power to dispose or to direct the disposition of   0
                                                                           -----------------------------

* Includes 38,149 shares of Class A common stock underlying options granted pursuant to the Issuer's 1999 Stock Option Plan (the "1999 Stock Option Plan").

** Each share of Class B common stock is convertible into one share of Class A common stock. Includes 1,178,973 shares of Class B common stock owned of record by other stockholders, for which Mr. Commisso holds an irrevocable proxy, representing all remaining shares of Class B common stock outstanding. Also includes 948,892 shares of Class B common stock underlying options granted to Mr. Commisso pursuant to the 1999 Stock Option Plan, 6,855,669 shares of Class B common stock underlying options granted to Mr. Commisso in exchange for membership units in Mediacom LLC, and 344,332 shares of Class B common stock underlying options granted to other executive and non-executive employees of the Issuer in exchange for membership units in Mediacom LLC, for which Mr. Commisso holds an irrevocable proxy.

***Each share of Class B common stock is convertible into one share of Class A common stock. Includes 948,892 shares of Class B common stock underlying options granted to Mr. Commisso pursuant to the 1999 Stock Option Plan and 6,855,669 shares of Class B common stock underlying options granted to Mr. Commisso in exchange for membership units in Mediacom LLC.

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  CUSIP NO. 58446K105                  13G                   PAGE 6 of 7 PAGES
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ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this  statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not Applicable.


ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not Applicable.


ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not Applicable.


ITEM 10.     CERTIFICATION.

             Not Applicable.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February  14, 2002
                                 --------------------------------
                                              (Date)

                                 /s/ Rocco B. Commisso
                                 --------------------------------
                                            (Signature)


                                 Rocco B. Commisso
                                 --------------------------------
                                            (Name/Title)